Beth De Santo Associate

DIRECT TEL +1 212 878 8232 DIRECT FAX beth.desanto@cliffordchance.com admitted in New York

October 25, 2004

VIA EDGAR AND FACSIMILE
(202) 942-9635

Jeffrey A. Shady, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Feldman Mall Properties, Inc. Amendment No. 2 to S-l1 (File No. 333-118246)

Dear Mr. Shady:

Per your conversation with Mr. Bernstein earlier today, we would like to discuss our responses to Comment Nos. 1, 2, 4, 9, 23 and 36, which were included in a comment letter from the staff of the Division of Corporation Finance of the Securities and Exchange Commission dated October 19, 2004. If possible, we would like to schedule this call between 11:00am and 2:00pm tomorrow. Please contact me at your earliest convenience to let me know if you are available during this time. Alternatively, we can schedule the call for a time tomorrow that would be more convenient for you. We look forward to hearing from you. Thank you for your time.

Sincerely,

/s/ Beth A. De Santo

Beth A. De Santo, Esq.

cc: Jay L. Bernstein